UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 12th, 2010

Results for the first quarter ended on March 31st, 2010

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the first quarter ended on March 31st, 2010.

Stock Information	Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces today the results for the first quarter ended on March 31st, 2010:

Consolidated net sales of AR$1,040.2 million in the first quarter of 2010, 0.2% greater than the AR$1,038.6 million for the same period of 2009, mainly due to the 3.9% (AR$21.6 million) increase in net sales from our distribution segment, partially offset by reductions in net sales of 2.5% (AR$10.4 million), 9.4% (AR$7.3 million) and 99.4% (AR$5.2 million) from our generation, transmission and holding segments, respectively.

Consolidated EBITDA[1] of AR$182.9 million in the first quarter of 2010, 25.4% lower than the AR$245.1 million for the same period of 2009, mainly due to decreases of 38.9% in the generation segment (AR$44.6 million), 10.9% in the transmission segment (AR$2.6 million) and 17.5% in the distribution segment (AR$20.5 million), partially offset by a smaller loss from the holding segment (AR$5.5 million).

Consolidated gain on subsidiaries bonds’ repurchase of AR$11.1 million, which added to the AR$435.8 million gain as of December 31st, 2009, totals AR$446.9 million.

Consolidated net income of AR$5.2 million in the first quarter of 2010, compared to a net consolidated gain of AR$58.1 million for the same period of 2009, mainly due to the reduction in the net gains from our bond repurchases (AR$11.1 million in the first quarter of 2010 vs. AR$122.7 million in the first quarter of 2009).

Buenos Aires Stock Exchange
Ticker: PAMP

NYSE
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:
Ricardo Torres. CEO
Mariano Batistella. Strategic Planning
Manager and Investor Relations Officer

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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1. Bonds’ repurchases

1.1 | Subsidiaries Bonds’ Repurchases

     In 2010, we have continued repurchasing bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata.

     During the first quarter ended on March 31, 2010, Pampa and its subsidiaries have repurchased a total of US$23.2 million of the principal amount of its subsidiaries’ bonds at an average price of 86% of par value. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$11.1 million.

     As of March 31st, 2010, and including the repurchases done in 2008, 2009, and 2010, Pampa and its subsidiaries have repurchased a total of US$357.5 million of principal amount of bonds at an average price of 55% of par value. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of March 31st, 2010:

Bonds in US$

			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased[1]	Outstanding	Results[2]	Agreed rate
			(US$ thousands )	(US$ thousands)	(US$ thousands)	(AR$ thousands)
	At Par fixed rate	2016	220.000	91.852	128.148		8,875%
Transener						142.767
	At Par class 6 [3]	2016	12.397	9.322	3.075		3% to 7%
	At Par variable rate	2019	12.656	0	12.656		Libor + 0% to 2%
Edenor	At par fixed rate	2016	80.048	64.761	15.287	175.119	3% to 10%
	At Par fixed rate	2017	220.000	71.310	148.690		10,5%
	At Par fixed rate	2017	12.874	234	12.640		3% to 5%
EASA						101.852
	At Discount fixed rate	2016	79.224	78.095	1.129		11%
	At Par fixed rate	2013	6.069	1.547	4.522		2,0%
CTG						17.898
	At Par fixed rate	2017	22.030	18.196	3.834		10,5%
Loma de la Lata[4]	At Discount fixed rate	2015	189.299	22.137	167.162	9.180	11,25%
Total			854.597	357.454	497.143	446.815
[1] 100%, not adjusted for minority interests.
[2] Includes AR$435.8 million as of December 31st, 2009. Does not include income tax expense and minority interests.
[3] Amount issued refers to the amount outstanding as of December 31st, 2008.
[4] Amount issued includes capitalized interest.

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Bonds in AR$

			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased	Outstanding	Results[2]	Agreed rate
			(AR$ thousands )	(AR$ thousands )	(AR$ thousands )	(AR$ thousands)
							Badlar Privada +
Edenor	At Par variable rate	2013	75.700	0	75.700	0	6,75%
	Short-term note	2010	25.215	0	25.215		Badlar Privada +
CPB						0	4,70%
							Badlar Privada +
	Short-term note	2010	48.380	0	48.380		3,00%
Total			149.295	0	149.295	0

     Additionally, on May 11, 2010 Central Piedra Buena issued AR$66.3 million of its Class IV VCP with an interest rate of Badlar privada plus a 3% margin. Principal will be repaid in a single capital payment 360 days following the issue date and interest payments will be made on a quarterly basis.

     It´s important to note that the funds for these repurchases were raised through various shareholders’ capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Meanwhile, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the Fourth Line.

     Finally, from April 1st, 2010 until the date of this report, Pampa and its subsidiaries have repurchased a total of US$0.8 million in face value of its subsidiaries’ bonds, having paid US$0.8 million.

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Argentina

2. Relevant Events

2.1 | Authorization of share capital reduction

     On March 5, 2010 the Buenos Aires Stock exchange authorized a share capital reduction requested by Pampa for up to 211,883,347 ordinary shares at a par value of $1 with the right to one vote per share. These shares, representing 13.9% of Pampa`s share capital, were repurchased by the company during 2008 and 2009.

     Pampa`s Shareholders Meeting held on April 23, 2010 approved this capital reduction. We estimate that the capital reduction will be made effective in the next 2 months.

2.2 | Appointment of Independent Board Member

     Pampa`s Shareholders Meeting held April 23, 2010 appointed Luis Andrés Caputo as Independent Board Member, replacing Alfredo Mac Laughlin in this role. Mr. Caputo has enjoyed a distinguished career at both a domestic and international level, having served as President of Deutsche Bank Argentina from 2003 until 2008.

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	03.31.10		03.31.10
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	196.509.524	Accounts payable	542.027.901
Short-term investments	524.887.545	Financial debt	554.048.995
Trade receivables, net	701.753.248	Salaries and social security payable	152.265.650
Other receivables, net	271.655.231	Taxes payable	237.046.886
Inventories	32.643.258	Other liabilities	44.642.690
Other assets	210.032.922	Provisions	63.895.000

Total current assets	1.937.481.728	Total current liabilities	1.593.927.122

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables, net	258.637.600	Accounts payable	78.381.575
Long-term investments	156.698.463	Financial debt	1.705.698.595
Other receivables, net	201.432.867	Salaries and social security payable	58.642.613
Inventories	20.718.495	Taxes payable	568.973.824
Fixed assets, net	6.235.330.402	Other liabilities	700.699.306
Intangible assets, net	285.198.714	Provisions	17.551.945
Other assets	107.335.630	Total non-current liabilities	3.129.947.858
Sub-total non-current assets	7.265.352.171	Total liabilities	4.723.874.980

Goodwill, net	588.434.184	Minority interest	1.723.246.654

Total non-current assets	7.853.786.355	Shareholders' equity	3.344.146.449

		Total liabilities, minority interest and
Total assets	9.791.268.083	shareholders' equity	9.791.268.083

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3.2 | Consolidated Income Statement for the 1Q10 and 1Q09 (AR$)

	Period ended March	Period ended March
	31st, 2010	31st, 2009
Sales revenue	1.040.199.763	1.038.550.748
Cost of sales	(801.112.157)	(756.044.720)
Gross profit	239.087.606	282.506.028
Selling expenses	(50.669.378)	(45.722.140)
Administrative expenses	(86.690.470)	(74.485.462)
Goodwill amortization	(4.954.209)	(4.991.367)
Operating income	96.773.549	157.307.059
Financial and holding results generated by assets:
Interest income	6.640.510	12.405.268
Taxes and bank commissions	(2.767.077)	(4.438.390)
Foreign currency exchange difference	17.213.850	48.990.987
Result of receivables measured at present value	8.034.405	4.215.386
Holding results on financial assets	(14.815.039)	25.546.697
Impairment of fixed assets and other assets	(431.064)	(16.625.672)
Other financial results	4.415.476	(206.782)
Sub-total	18.291.061	69.887.494
Financial and holding results generated by liabilities:
Interest expense	(41.457.658)	(65.187.827)
Foreign currency exchange difference	(43.761.992)	(120.342.309)
Result from repurchase of financial debt	11.058.242	122.654.606
Taxes and bank commissions	(1.504.826)	(2.642.763)
Other financial results	(1.754.929)	(6.312.313)
Sub-total	(77.421.163)	(71.830.606)
Total financial and holding results, net	(59.130.102)	(1.943.112)
Other income and expenses, net	5.561.960	(3.471.279)
Income before taxes and minority interest	43.205.407	151.892.668

Income tax and tax on assets	(26.649.725)	(53.977.786)
M inority interest	(11.323.530)	(39.817.462)
Net income	5.232.152	58.097.420

Basic income per share	0,0040	0,0428
Diluted income per share	0,0036	0,0428

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4 | Results’ analysis for the first quarter ended on March 31st, 2010 compared to the same period of 2009

     During the first quarter of 2010, we recorded consolidated net sales of AR$1,040.2 million, 0.2% greater than the AR$1,038.6 million for the same period of 2009, due to a 3.9% (AR$21.6 million) rise in sales in the distribution segment, partially offset by decreases in net sales of 2.5% (AR$10.4 million), 9.4% (AR$7.3 million) and 99.4% (AR$5.2 million) in the generation, transmission, and holding segments, respectively.

     Consolidated EBITDA1 for the first quarter of 2010 amounted to AR$182.9 million, 25.4% lower than the AR$245.1 million for the same period of 2009, due to reductions of 38.9% in the generation segment (AR$44.6 million), 10.9% in the transmission segment (AR$2.6 million) and 17.5% in the distribution segment (AR$20.5 million), partially offset by a smaller loss in the holding segment (AR$5.5 million).

     Consolidated gain on subsidiaries bonds’ repurchases amounted to AR$11.1 million, lower than the AR$122.7 million for the same period of 2009, due to lower volume of bonds repurchased during the first quarter of 2010 and higher market prices.

     Finally, we presented a consolidated net gain of AR$5.2 million in the first quarter of 2010 compared to a consolidated gain of AR$58.1 million for the same period of 2009, principally due to the smaller gains from bond repurchases previously mentioned.

______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment

	Quarter ended on March,
		31st
Generation Segment, consolidated (AR$ million)	2010	2009	% Change
Sales revenue	398,0	408,4	-2,5%
Cost of sales	(314,7)	(294,8)	6,7%
Gross profit	83,3	113,6	-26,7%
Administrative expenses	(23,1)	(13,1)	77,0%
Selling expenses	(4,1)	(2,0)	99,9%
Goodwill amortization	(3,8)	(3,7)	1,8%
Operating income	52,2	94,7	-44,8%
Financial and holding results:
Generated by assets	19,9	42,0	-52,6%
Generated by liabilities	(33,2)	(66,4)	-50,1%
Other income and expenses, net	(0,0)	1,8	-102,2%
(Loss) Gain before income tax and minority interest	38,9	72,1	-46,0%
Income tax	(15,6)	(30,2)	-48,5%
M inority interest	(12,7)	(16,1)	-21,3%
Net income (Loss) for the period	10,7	25,8	-58,4%

EBITDA[1]	70,0	114,6	-38,9%

     Net sales from our generation activities decreased by 2.5% to AR$398.0 million in the first quarter of 2010 from AR$408.4 million for the same period of 2009, mainly due to an 18.8% decrease in the amount of electricity sold. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate thesales between Pampa`s subsidiaries within the segment. In the first quarters of 2010 and 2009 energy sales were AR$398.3 million and AR$387.0 million, respectively; other sales (including services provided by Pampa Generación) were AR$17.0 million and AR$29.4 million, respectively, and intercompany eliminations were AR$17.3 million and AR$8.0 million, respectively. The AR$11.3 million increase in energy sales was mainly due to the effect of the increase in the average electricity prices calculated for our subsidiaries (AR$190.9 per MWh for the first quarter of 2010, compared to AR$150.6 per MWh for the same period of 2009, representing an increase of AR$103.7 million), that more than offset the decrease in the quantity of electricity sold (2,086.5 GWh in the first quarter of 2010, compared to 2,570.7 GWh for the same period of 2009, representing a decrease of AR$92.4 million). Average electricity prices increases reflect the impact of increased fuel costs and the higher price of our term electricity contracts. The reduction in the generation is mainly explained by a lower dispatch at our thermal generation units in the first quarter of 2010 when compared to the same quarter of 2009 due to a greater utilization of the hydroelectric system.

     The cost of sales increased by 6.7% to AR$314.7 million in the first quarter of 2010 from AR$294.8 million in the same period of 2009, primarily due to an increase in the cost of energy purchases of AR$37.3 million, an increase in personnel and third-party service fees of AR$3.0 million, which more than offset the AR$16.7 fall in fuel expenses (due to lower generation in the first quarter of 2010 compared to the same period in 2009). The increase in personnel and third-party service expenses is mainly due to the increase in wages and third-party service costs between periods.

______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     Therefore, the gross profit related to our generation activities decreased by 26.7% to AR$83.3 million in the first quarter of 2010 from AR$113.6 million in the same period of 2009, mainly due to the lower net electricity sales that more than offset higher average electricity prices, and due to higher cost of sales. The gross margin related to our generation activities decreased to 21% over sales for the first quarter of 2010, from 28% over sales for the same period in 2009, primarily due to the factors described above and to greater incidence, per unit sold, of fixed operating costs.

     Selling expenses increased to AR$4.1 million in the first quarter of 2010 from AR$2.0 million for the same period of 2009. In addition, administrative expenses increased to AR$23.1 million for the first quarter of 2010 from AR$13.1 million in the same period of 2009, principally due to the transfer of personnel from our holding segment to our generation segment and due to wage increases in 2010.

     The operating income related to our generation activities decreased by 44.8% to AR$52.2 million for the first quarter of 2010, from AR$94.7 million for the same period of 2009. The total operating margin related to our generation activities decreased to 13.2% over sales for the first quarter of 2010 from 23.4% over sales for the same period in 2009, mainly due to a lower gross margin caused by the increase in selling and administrative expenses.

     Consolidated EBITDA associated with our generation activities decreased 38.9% to AR$70.0 million in the first quarter of 2010, compared to AR$114.6 million in the same period in 2009, due to an 18.8% decrease in energy sold and a 19.8% decrease in the average gross margin per MWh, which offset in excess the increase in prices of energy sales in our generation segment.

     Financial and holding results, net, related to our generation activities represented a loss of AR$13.3 million in the first quarter of 2010 compared to a loss of AR$24.5 million for the same period of 2009, primarily due to losses generated by net interest expenses (AR$6.2 million) and losses generated by net foreign exchange differences (AR$11.1 million), which were partially compensated by gains from holding results on financial assets (AR$4.3 million). In the same period of 2009 our generation segment registered losses from impairment of assets (AR$16.6 million), losses from taxes and bank commissions (AR$2.3 million) and for foreign exchange differences generated by liabilities (AR$38.5 million) that were partially offset by gains on foreign exchange differences generated by assets (AR$42.8 million).

     The generation segment had other expenses, net of AR$40 thousand for the first quarter of 2010. Additionally, the generation segment recorded an expense for income taxes of AR$15.6 million for the first quarter of 2010 and an expense for minority interests of AR$12.7 million.

     Finally, our generation activities recorded a net gain of AR$10.7 million for the first quarter of 2010, compared to net gain of AR$25.8 million for the same period in 2009.

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Transmission Segment

	Quarter ended on March,
		31st
Transmission Segment, consolidated (AR$ million)	2010	2009	% Change
Sales revenue	70,3	77,5	-9,4%
Cost of sales	(54,9)	(60,5)	-9,3%
Gross profit	15,4	17,0	-9,4%
Administrative expenses	(9,7)	(8,4)	15,9%
Selling expenses	-	-	NA
Goodwill amortization	0,2	0,2	18,6%
Operating income	6,0	8,9	-32,7%
Financial and holding results:
Generated by assets	0,6	2,0	-69,6%
Generated by liabilities	(14,1)	8,6	NA
Other income and expenses, net	0,5	0,0	826,9%
(Loss) Gain before income tax and minority interest	(7,1)	19,6	NA
Income tax	0,5	0,9	-42,8%
M inority interest	3,7	(9,2)	NA
Net income (Loss) for the period	(2,8)	11,3	NA

EBITDA[1]	21,2	23,8	-10,9%

			% Change
Transener's Consolidation Summary (AR$ million)	1Q10	1Q09	1Q10
Net Income (Loss) Transener	(15,9)	37,5	-142,5%
- 73,6% M inority Interests	11,7	(27,6)
- Other consolidation adjustments[2]	1,4	1,4
Net Income (Loss) Transmission Segment	(2,8)	11,3	-125,2%

     Net sales in connection with our transmission activities decreased by 9.4% to AR$70.3 million for the first quarter of 2010, compared to AR$77.5 million for the same period of 2009. Net regulated sales and net royalties for the Fourth Line were stable for the two periods analyzed (to AR$36.3 million from AR$36.1 million for net regulated sales and AR$10.9 million for both years for net royalties from the Fourth Line). Other net revenues decreased to AR$23.0 million for the first quarter of 2010 from AR$30.4 million for the same period of 2009 mainly as the result of the reduction (AR$14.1 million) of incomes related to the installation and construction work at the transforming stations of Bahía Blanca and Chocón that were completed during the first quarter of 2009.

______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     The cost of sales decreased by 9.3% to AR$54.9 million in the first quarter of 2010 compared to AR$60.5 million for the same period of 2009, mainly due to a decrease in materials for work related to the completion of installation and construction work described above that more than compensated wage increases and other expenses (including fuel, taxes and security).

     Therefore, gross profit related to our transmission activities decreased by 9.4% to AR$15.4 million for the first quarter of 2010 from AR$17.0 million for the same period of 2009, primarily due to the increase in salaries and social security charges. The gross margin related to our transmission activities remained stable at 22% over sales for the first quarter of 2010 and for the same period of 2009.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 15.9% to AR$9.7 million for the first quarter of 2010 from AR$8.4 million for the same period of 2009.

     Operating income decreased by 32.7% to AR$6.0 million for the first quarter of 2010 from AR$8.9 million in the same period of 2009. The total operating margin decreased to 8.5% over sales for the first quarter of 2010 from 11.4% over sales for the same period of 2009, reflecting the impact of wages increases and of general price increases (including fuel, taxes and safety).

     The consolidated EBITDA related to our transmission activities decreased by 10.9% to AR$21.2 million for the first quarter of 2010 compared with $23.8 million in the same period of 2009, mainly explained by increases in wages and general price increases affecting other expenses.

     Financial and holding results, net, represented a loss of AR$13.5 million for the first quarter of 2010 compared to a gain of AR$10.6 million for the same period of 2009, primarily due to the losses generated by net interest expenses (AR$8.6 million) and by net foreign exchange differences (AR$5.8 million) that were partially offset by net gains related to the repurchase of Transener’s own financial debt (AR$1.5 million). In the first quarter of 2009 our transmission segment recorded gains related to the repurchase of Transener’s own financial debt (AR$45.8 million) that were partially offset by net losses for foreign exchange differences (AR$27.0 million) and by net interest losses (AR$8.2 million).

     The transmission segment had other incomes amounting to AR$0.5 million for the first quarter of 2010. Additionally, the transmission segment recorded a benefit for income taxes of AR$0.5 million for the first quarter of 2010 and an expense for minority interest of AR$3.7 million.

     Finally, our transmission activities recorded a net loss of AR$2.8 million for the first quarter of 2010, compared to a net gain of AR$11.3 million for the same period in 2009.

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Distribution Segment

	Quarter ended on March,
		31st
Distribution Segment, consolidated (AR$ million)	2010	2009	% Change
Sales revenue	573,5	551,9	3,9%
Cost of sales	(431,6)	(398,0)	8,4%
Gross profit	141,9	153,9	-7,8%
Administrative expenses	(47,9)	(41,5)	15,5%
Selling expenses	(46,5)	(43,4)	7,3%
Goodwill amortization	(1,4)	(1,4)	0,0%
Operating income	46,0	67,7	-32,0%
Financial and holding results:
Generated by assets	12,8	17,3	-25,9%
Generated by liabilities	(58,5)	(55,9)	4,5%
Other income and expenses, net	(3,4)	(5,4)	-36,7%
(Loss) Gain before income tax and minority interest	(3,0)	23,6	-112,7%
Income tax	(7,6)	(23,0)	-66,8%
M inority interest	(2,4)	(14,6)	-83,5%
Net income (Loss) for the period	(13,0)	(13,9)	-6,5%

EBITDA[1]	96,8	117,3	-17,5%

Edenor's Consolidation Summary (AR$ million)	1Q10	1Q09	% Change 1Q10
Net Income Edenor	5,0	30,1	-83,5%
- 48,5% M inority Interests	(2,4)	(14,6)
- Loss Holding Company (EASA)[2]	(14,1)	(28,6)
- Other consolidation adjustments[3]	(1,5)	(0,9)
Net Income (Loss) Distribution Segment	(13,0)	(13,9)	-6,5%

     Net sales in connection with our distribution activities increased by 3.9% to AR$573.5 million for the first quarter of 2010 compared to AR$551.9 million for the same period of 2009, mainly due to a 5.7% increase in the volume of energy sold in the first quarter of 2010 compared to the same period of 2009.

     Cost of sales increased by 8.4% to AR$431.6 million for the first quarter of 2010 compared to AR$398.0 million for the same period of 2009, mainly due to a 4.7% increase (AR$12.6 million) in the cost of energy purchased, related to the increase in the volume of energy purchased and to the increase in third party fees and in salaries and social security charges related to wages increases granted during 2009 (AR$14.9 million).

_______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Therefore, gross profit related to our distribution activities decreased by 7.8% to AR$141.9 million for the first quarter of 2010 compared to AR$153.9 million for the same period of 2009. The gross margin related to our distribution activities decreased to 24.7% over sales for the first quarter of 2010 from 27.9% over sales for the same period of 2009.

     Selling expenses increased 7.3% to AR$46.5 million for the first quarter of 2010 compared to AR$43.4 million for the same period of 2009, primarily due to an increase in third party fees and in salaries and social security charges that resulted from wage increases granted in 2009 (AR$5.6 million) that more than compensated for the decrease in allowance for doubtful accounts (AR$4.5 million).

     Administrative expenses increased by 15.5% to AR$47.9 million for the first quarter of 2010 compared to AR$41.5 million for the same period of 2009, primarily due to increases in third party fees and in wages (AR$5.3 million).

     Operating income of our distribution activities decreased by 32.0% to AR$46.0 million for the first quarter of 2010 compared to AR$67.7 million for the same period of 2009. The total operating margin decreased to 8.0% over sales for the first quarter of 2010 from 12.3% over sales for the same period of 2009.

     Consolidated EBITDA related to our distribution activities decreased by 17.5% to AR$96.8 million for the first quarter of 2010 compared with AR$117.3 million, due to increases in wages and third party fees.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$45.6 million for the first quarter of 2010 compared to a loss of AR$38.6 million for the same period of 2009, primarily due to losses related to net interest expenses, and related to net foreign exchange differences (AR$25.1 million and AR$18.6 million, respectively). In the first quarter of 2009 our distribution segment recorded gains resulting from the repurchase of its own financial debt (AR$70.5 million) that were more than offset by losses from net foreign exchange differences (AR$75.0 million) and from net interests expenses (AR$39.5 million).

     The distribution segment had other expenses of AR$3.4 million in the first quarter of 2010, mainly composed of accrued litigation expenses. Additionally, the distribution segment recorded a loss for income taxes of AR$7.6 million for the first quarter of 2010 and an expense for minority interests of AR$2.4 million.

     Finally, our distribution activities recorded a net loss of AR$13.0 million in the first quarter of 2010 compared with a net loss of AR$13.9 million for the same period of 2009.

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Holding Segment

	Quarter ended on March,
		31st
Holding Segment, consolidated (AR$ million)	2010	2009	% Change
Sales revenue	0,0	5,3	-99,4%
Cost of sales	(0,0)	(3,0)	-99,4%
Gross profit	0,0	2,2	-99,3%
Administrative expenses	(7,4)	(15,8)	-52,8%
Selling expenses	(0,0)	(0,3)	-88,1%
Goodwill amortization	-	(0,1)	-100,0%
Operating income	(7,5)	(13,9)	-46,4%
Financial and holding results:
Generated by assets	(6,8)	19,3	-135,1%
Generated by liabilities	20,0	31,2	-35,8%
Other income and expenses, net	8,5	0,0	20929,0%
(Loss) Gain before income tax and minority interest	14,3	36,6	-60,8%
Income tax	(4,0)	(1,6)	141,7%
M inority interest	-	-	NA
Net income (Loss) for the period	10,4	35,0	-70,3%

EBITDA[1]	(5,1)	(10,6)	-52,1%

     Net sales in connection with our holding segment decreased to AR$33.2 thousand for the first quarter of 2010 compared to AR$5.3 million for the same period of 2009. In the first quarter of 2010 those sales were all related to services that we provide to our real estate subsidiary and in the first quarter of 2009 they were related to sales of lots from our real estate business (AR$3.3 million) and to revenues derived from services that we provided to our subsidiaries (AR$1.9 million).

     Cost of sales related to our holding segment represents the cost of sales of our real estate activities, that were approximately ARS17.2 thousand for the first quarter of 2010 compared to AR$3.0 million for the same period of 2009.

     Therefore, gross profit related to our holding segment decreased to AR$16 thousand for the first quarter of 2010 compared to AR$2.2 million for the same period of 2009, due to the decrease in revenues described above.

     Our selling expenses for the holding segment amounted to AR$40 thousand for the first quarter of 2010. Administrative expenses amounted to AR$7.4 million for the first quarter of 2010 compared to AR$15.8 million for the same period of 2009, mainly due to the transfer of personnel from our holding segment to our generation segment.

     Operating losses related to our holding segment amounted to AR$7.5 million for the first quarter of 2010 compared to an operating loss of AR$13.9 million for the same period of 2009.

_______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     Consolidated EBITDA related to our holding segment represented a loss of AR$5.1 million for the first quarter of 2010 compared with a loss of AR$10.6 million in the first quarter of 2009, mainly explained by reduced sales that did not offset the related personnel cost and third party expenses.

     Financial and holding results, net, related to our holding activities represented a gain of AR$13.3 million for the first quarter of 2010 compared to a gain of AR$50.5 million for the same period of 2009, primarily due to gains generated by net foreign exchange differences (AR$8.9 million), net interest (AR$5,1 million) and by the repurchase of financial debt from subsidiaries (AR$9.5 million) that compensated for losses generated by the holding of financial assets (AR$9.6 million). In the first quarter of 2009, our holding segment results included gains generated by net foreign exchange differences (AR$26.4 million) and by holding of financial assets (AR$13.1 million).

     The holding segment recorded other incomes of AR$8.5 million for the first quarter of 2010 that includes AR$6.9 million for the cancellation of a fiscal liability related to a tax debt with the City of Buenos Aires. Also, the holding segment recorded an income tax expense of AR$4.0 million for the first quarter of 2010.

     Finally, our holding segment registered a net gain of AR$10.4 million for the first quarter of 2010, compared to a AR$35.0 million net gain for the same period in 2009.

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5. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2.003
M aket Share	1,0%	1,4%	1,3%	1,4%	2,3%	7,4%

Net Generation 1Q 2010 (GWh)	256	190	345	208	383	1.382
M aket Share	0,9%	0,7%	1,2%	0,7%	1,3%	4,8%
Sales 1Q 2010 (GWh)	343	271	637	216	619	2.086

Net Generation 1Q 2009 (GWh)	266	222	462	403	806	2.159
Variation Net Generation 4Q09 - 4Q08	-3,7%	-14,7%	-25,4%	-48,5%	-52,4%	-36,0%
Sales 1Q 2009 (GWh)	358	304	552	405	952	2.571

Average Price 1Q 2010 (AR$ / M Wh)	133,4	152,1	208,3	170,7	228,9	190,9
Average Gross Margin 1Q 2010 (AR$ / MWh)	58,4	67,5	49,8	23,2	13,6	40,0
Average Gross M argin 1Q 2009 (AR$ / M Wh)	69,9	81,7	96,8	24,4	16,0	49,9

Source: Pampa Energía S.A. and C.A.M.M.E.S.A.
Note: Gross Margin before amortizations and depreciations.

     In the first quarter of 2010 Pampa recorded a decrease in generation of 36% compared to the same period of 2009. This decrease is mainly explained by a higher utilization by the system of hydroelectric generation which created a decreased dispatch at Central Térmica Loma de la Lata, Central Térmica Piedra Buena, and Central Térmica Güemes. In turn, Central Térmica Güemes received an increase in maintenance work.

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6. Expansion Projects

Pampa is currently expanding its installed capacity to be sold both under the Energy Plus Program, whereby generators are able to freely negotiate contracts and prices directly with large consumers and to CAMMESA through Resolution SE N° 220/2007 agreements:

• Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata’s current electricitygeneration capacity by 178 MW by means of converting the plant into a combined cycle systemgenerator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32%. We currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for 547 MW.

The project will require an estimated investment of US$216 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE N° 220/2007.

• Ingentis Project. The indirectly controlled company, Ingentis S.A., arranged the cancellation of the contract for the acquisition of turbines and certain associated equipment. The company considers this to be the best available alternative given changes in technical and financial conditions that affected the originally planned project.

• Gas-Fired Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and with an efficiency of 43%. Currently, the project is under review.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Invested as		Estimated
		Capacity	Investment	of Mar‘10		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)	Fuel	Operating Date
CTG	Salta	100	69	69	Natural Gas (1)	Completed
					Combined Cycle,
Loma de la Lata	Neuquén	178	216	216 (2)	no additional gas	3Q 2010
					required
Total		278	285	285

(1) Provision supported by natural gas royalty assignment agreements.
(2) Includes AR$78.3 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

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7. Comparison of Information by segment

     Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

• Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and investments in shares of other companies related to the electricity generation business.

• Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

• Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. (“EASA”).

• Holding, comprised by the Company’s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results 1Q10 (AR$)

Consolidated Results	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
(as of M arch 31st, 2010)
Sales	396.141.352	70.196.525	573.497.000	-	-	1.039.834.877
Intra-segment sales	1.835.142	80.230	-	33.203	(1.583.689)	364.886
Total Sales	397.976.494	70.276.755	573.497.000	33.203	(1.583.689)	1.040.199.763
Cost of sales	(314.700.674)	(54.854.140)	(431.620.406)	(17.167)	80.230	(801.112.157)
Gross Income	83.275.820	15.422.615	141.876.594	16.036	(1.503.459)	239.087.606
Administrative expenses	(23.129.571)	(9.692.534)	(47.923.096)	(7.440.340)	1.495.071	(86.690.470)
Selling expenses	(4.094.291)	-	(46.537.000)	(38.087)	-	(50.669.378)
Goodwill amortization	(3.807.517)	237.297	(1.383.989)	-	-	(4.954.209)
Operating results	52.244.441	5.967.378	46.032.509	(7.462.391)	(8.388)	96.773.549
Financial and holding results:
Generated by assets	19.889.305	611.427	12.833.142	(6.782.624)	(8.260.189)	18.291.061
Generated by liabilities	(33.152.413)	(14.112.083)	(58.461.017)	20.035.773	8.268.577	(77.421.163)
Other income and expenses, net	(39.546)	460.388	(3.406.326)	8.547.444	-	5.561.960

(Loss) Gain before income tax and minority interest	38.941.787	(7.072.890)	(3.001.692)	14.338.202	-	43.205.407

Income tax	(15.551.438)	496.149	(7.631.700)	(3.962.736)	-	(26.649.725)
Minority interest	(12.650.743)	3.735.213	(2.408.000)	-	-	(11.323.530)
Net income (Loss) for the year	10.739.606	(2.841.528)	(13.041.392)	10.375.466	-	5.232.152

EBITDA[1]	69.994.179	21.227.473	96.785.530	(5.076.158)	(8.388)	182.922.636

Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
(as of M arch 31st, 2010)

Total assets	3.738.649.797	1.006.591.518	5.441.060.859	146.325.643	(541.359.734)	9.791.268.083

Total liabilities	1.733.668.260	481.573.824	2.697.631.343	352.361.287	(541.359.734)	4.723.874.980

_______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.2 | Consolidated Results 1Q09 (AR$)

Consolidated Results	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
(as of M arch 31st, 2009)
Sales	405.364.120	77.530.090	551.924.000	3.333.348	-	1.038.151.558
Intra-segment sales	3.025.000	-	-	1.917.269	(4.543.079)	399.190
Total Sales	408.389.120	77.530.090	551.924.000	5.250.617	(4.543.079)	1.038.550.748
Cost of sales	(294.829.253)	(60.499.144)	(398.041.514)	(3.021.534)	346.725	(756.044.720)
Gross Income	113.559.867	17.030.946	153.882.486	2.229.083	(4.196.354)	282.506.028
Administrative expenses	(13.066.991)	(8.365.633)	(41.478.000)	(15.771.192)	4.196.354	(74.485.462)
Selling expenses	(2.048.246)	-	(43.353.000)	(320.894)	-	(45.722.140)
Goodwill amortization	(3.738.859)	200.139	(1.383.989)	(68.658)	-	(4.991.367)
Operating results	94.705.771	8.865.452	67.667.497	(13.931.661)	-	157.307.059
Financial and holding results:
Generated by assets	41.954.524	2.010.449	17.316.000	19.300.973	(10.694.452)	69.887.494
Generated by liabilities	(66.405.999)	8.628.138	(55.949.580)	31.202.383	10.694.452	(71.830.606)
Other income and expenses, net	1.822.403	49.672	(5.384.000)	40.646	-	(3.471.279)

(Loss) Gain before income tax and minority interest	72.076.699	19.553.711	23.649.917	36.612.341	-	151.892.668

Income tax	(30.195.791)	867.281	(23.010.060)	(1.639.216)	-	(53.977.786)
Minority interest	(16.072.717)	(9.155.745)	(14.589.000)	-	-	(39.817.462)
Net income (Loss) for the year	25.808.191	11.265.247	(13.949.143)	34.973.125	-	58.097.420

EBITDA[1]	114.561.338	23.836.342	117.273.280	(10.607.887)	-	245.063.073

Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
(as of M arch 31st, 2009)
Total assets	3.282.258.220	990.542.752	5.232.764.443	877.591.880	(820.623.369)	9.562.533.926
Total liabilities	1.592.783.820	520.352.778	2.863.963.479	340.957.254	(820.623.369)	4.497.433.962

_______________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Information about the Conference Call

     There will be a conference call to discuss Pampa’s first quarter 2010 results on Friday, May 14th, 2010 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-555-0645 in Argentina, (1 800) 860-2442 in the United States or (1 412) 858-4600 from any other country. Participants of the conference call should use the identification password Pampa (72672) and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.